Exhibit 99.6

FORM 51-102F3

MATERIAL CHANGE REPORT

Item 1	Name and Address of Company

Intermap Technologies Corporation (“Intermap” or the “Company”)

385 Inverness Pkwy, Suite 105

Englewood, CO 80112

USA

Item 2	Date of Material Change

August 5, 2026

Item 3	News Release

A news release disclosing the material change was issued by Intermap on August 11, 2026 and disseminated through the services of GlobeNewswire. A copy of the news release was filed on SEDAR+ with the securities regulatory authorities in each of the provinces of Canada.

Item 4	Summary of Material Change

On August 5, 2026, Intermap appointed J. Michael Rolland to its Board of Directors.

Item 5.1.	Full Description of Material Change

On August 5, 2026, Intermap appointed J. Michael Rolland to its Board of Directors as an independent member of the Board of Directors of the Company and a member of the Audit Committee of the Company.

Mr. Rolland brings decades of experience financing strategically important infrastructure for a variety of programs around the world. Mr. Rolland was previously CEO of the Ontario Municipal Employees Sponsors Corporation (“OMERS”), one of the two governing bodies of a $145 billion AUM pension fund. His investment experience spans a broad range of infrastructure, including telecommunications, satellite systems, aviation and other government regulated and strategically important sectors. Mr. Rolland was the first Chief Investment Officer of OMERS Private Markets, President and Chief Operating Officer of OMERS Asia Pacific, and CEO of Borealis Infrastructure (today known as OMERS Infrastructure), OMERS wholly-owned, global infrastructure investing arm. He has opened investment programs and established relationships with governments and companies throughout North America, the UK, Europe and Southeast Asia.

Item 5.2.	Disclosure for Restructuring Transactions

Not applicable.

Item 6	Reliance on Subsection 7.1(2) of National Instrument 51-102

Not applicable.

Item 7	Omitted Information

Not applicable.

Item 8	Executive Officer

Jennifer Bakken

Executive Vice President and CFO

CFO@intermap.com

+1 (303) 708-0955

Item 9	Date of Report

August 12, 2026